Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

ChargePoint Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Equity	Common Stock, $0.0001 par value per share	457(c)	20,743,081(1)	$12.49(2)	$258,977,366.29	.0000927	$24,007.21

	Total Offering Amounts							$24,007.21

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$24,007.21

(1)

Represents the number of shares of common stock that may be issued upon the conversion of approximately $300.0 million aggregate principal amount of ChargePoint Holdings, Inc.’s 3.50%/5.00% Convertible Senior PIK Toggle Notes due 2027 (the “Convertible Notes”), including (i) up to 12,483,569 shares of common stock underlying the Convertible Notes, (ii) up to 3,472,635 shares of common stock underlying potential capitalized paid-in-kind interest through the maturity date of the Convertible Notes and (iii) up to 4,786,877 shares of common stock underlying the potential maximum “make-whole” adjustment to the initial conversion rate of 41.6119 shares of common stock per $1,000 principal amount of Convertible Notes.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock of ChargePoint Holdings, Inc. as reported on the New York Stock Exchange on May 6, 2022.